TRANSGLOBE ENERGY CORPORATION ANNOUNCES CLOSING
OF A SHARE PURCHASE AGREEMENT TO ACQUIRE CEPSA EGYPT SA B.V.
AND RESTART OF PRODUCTION ON BLOCK S-1 IN YEMEN

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, July 30, 2012 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces the closing of the Share Purchase Agreement (“SPA”) to acquire the shares of Cepsa Egypt SA B.V. (“Cepsa Egypt”), which occurred on July 26, 2012. All dollar values are expressed in United States dollars unless otherwise stated.

The transaction highlights include:

  TransGlobe now holds a 100% working interest in the South Alamein Concession through two wholly owned subsidiaries;
  Cepsa Egypt is the Operator and holds a 50% working interest, the other 50% was acquired from EP Energy LLC on June 7, 2012;
  Total Cepsa transaction costs were approximately $4.7 million including inventory, fixed assets and working capital;
  Near term appraisal / development of the oil discovery well, Boraq-2X, which tested a combined
  1,700 barrels of oil per day (“Bopd”) of light oil from two zones;
  The Company has identified six drillable exploration prospects developed from existing 3-D seismic which covers the entire South Alamein Concession area.

SOUTH ALAMEIN, Arab Republic of Egypt (100% working interest, operated)

Through two wholly owned subsidiary companies, TransGlobe now holds a 100% working interest in the South Alamein Concession Agreement.

On July 26, TransGlobe closed the Share Purchase Agreement (“SPA”) and acquired the shares of Cepsa Egypt SA B.V. (“Cepsa Egypt”), a wholly owned subsidiary of COMPAÑ¥A ESPAÑOLA DE PETRÓLEOS, S.A.U. (a company registered in Spain) (“Cepsa”) which holds a 50% working interest in the South Alamein Concession.

The remaining 50% working interest was acquired on June 7, 2012 from EP Energy LLC. The South Alamein Concession is located onshore in the Western Desert of Egypt and includes portions of the prolific Alamein and Tiba basins. The current gross size of this exploration concession is 1,423 square kilometers (355,832 acres) following a 25% relinquishment of non-prospective acreage on April 4, 2012. The concession is in the final 2-year exploration phase. The concession includes an oil discovery well, Boraq-2X. The primary Cretaceous zone tested at a rate of 800 to 1,323 Bopd of 34 API oil with no water and a 13% pressure drawdown. Test rates are not necessarily indicative of long-term performance but it is anticipated that when combined with secondary tested zones within the Cretaceous, the well should be capable of initial production of approximately 1,700 Bopd.

The Company has scheduled a drilling rig (currently drilling at West Bakr) to commence an initial five drilling program starting in mid to late Q4 of 2012. The program will include two appraisal wells in the Boraq area followed by three exploration wells. The timing to drill development and exploration wells at South Alamein will be dependent upon receiving the required well permitting approvals.

BLOCK S-1, Republic of Yemen (25% working interest)

Production Resumes

Production from TransGlobe’s An Nagyah field on Block S-1 was shut-in from October 8, 2011 to July 27, 2012 due to damage to the export pipeline from Marib to the Ras Eisa port on the Red Sea. The export pipeline was repaired and commenced operations in mid-July.

On July 27, the operator of S-1 started bringing wells back on production. The An Nagyah field is currently producing approximately 4,000 Bopd (1,000 Bopd to TransGlobe). Block S-1 was producing approximately 9,000 Bopd (2,250 Bopd to TransGlobe) when the pipeline was shut-in last fall. It is anticipated that, barring any further delays, Block S-1 will be back to full production in mid-August.

Q2 2012 RELEASE DATE, WEBCAST AND CONFERENCE CALL

TransGlobe also announces its second quarter 2012 financial and operating results to be released on Thursday, August 9, 2012 prior to the opening of the stock markets. A conference call and webcast to discuss the results will be held the same day:

Time:	9:00 a.m. Mountain Time (11:00 a.m. Eastern Time)
Dial-in:	(416) 340-2216 or toll-free at 1(866) 226-1792
Webcast:	http://events.digitalmedia.telus.com/transglobe/080912/index.php

Shortly after the conclusion of the call, a replay will be available by dialing (905) 694-9451 or toll-free at 1 (800) 408-3053. The pass code is 1988144. The replay will expire August 16, 2012 at 11:59 p.m. Eastern Time. Thereafter, a copy of the call can be accessed on TransGlobe’s website at www.trans-globe.com.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:

This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: 403.264.9888
Email: investor.relations@trans-globe.com

Web site: http://www.trans-globe.com